

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via e-mail
Tso Yin Yee
Chief Operating Officer
ADGS Advisory, Inc.
113 Argyle Street, Mongkok
Kowloon, Hong Kong SAR

>   **Re: ADGS Advisory, Inc.**
>   **Amendment No. 3 to Form 8-K**
>   **Filed August 30, 2013**
>   **File No. 001-34274**

Dear Tso Yin Yee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A-3 filed August 30, 2013

Risk Factors, page 11

Risks Related to Our Business, page 11

1. In future filings, please include a risk factor discussing the risks posed by the fact that the company has extended significant loans in an arrangement that does not generate interest or have fixed repayment terms.

Certain Relationships and Related Transactions, and Director Independence, page 33

2. We note your response to prior comment one of our letter dated August 28 regarding details of the loans you have made to Tong Wing Shan. In future filings, please revise

MD&A to discuss the purpose of these loans and their impact on your ability to do business, particularly since the amounts involved appear to comprise most of your cash.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3768 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David M. Kaye, Esq. (*via e-mail*)
        Kaye Cooper Kay & Rosenberg, LLP